Exhibit h.iv.b

SECOND AMENDMENT TO THE

EXPENSE REIMBURSEMENT AGREEMENT

This SECOND AMENDMENT, dated March 1, 2019, amends the Expense Reimbursement Agreement between Hartford Funds NextShares Trust (the “Trust”) on behalf of a series of the Trust, Hartford Global Impact NextShares Fund (the “Fund”), and Hartford Funds Management Company, LLC (the “Adviser”), dated November 16, 2017 (the “Agreement”), pursuant to the terms set forth below.

WHEREAS, the Trust and the Adviser entered into the Agreement to limit the total net annual operating expenses of the Fund; and

WHEREAS, the Board of Trustees of the Trust approved at its February 2019 meeting an extension to the period that the Adviser will provide certain reimbursements to Fund set forth under the Agreement;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.	Section 1. of the Agreement is deleted in its entirety and replaced with the following:

For the period commencing March 1, 2019 through February 29, 2020, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain net annual operating expenses specified at 0.69% for shares of the Fund.

2.	The effective date of this Second Amendment is March 1, 2019.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

HARTFORD FUNDS NEXTSHARES TRUST

Name:
Thomas R. Phillips
Title:	Secretary and Vice President

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

Name:
Gregory A. Frost
Title:	Chief Financial Officer